UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer:  Global Pharmaceutical Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  378922108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Peter J. Cobos c/o Kingdon Capital Management, LLC
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                         January 6, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378922108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,882,345

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         1,882,345

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,882,345

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         28.5%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Kingdon Capital Management, LLC (the "Reporting Person") in the Common Stock, $.01 par value (the "Common Stock"), of Global Pharmaceutical Corporation ("GLPC") has increased from 25.3% to 28.5%.

Item 1.  Security and Issuer.

         On January 6, 1999, KCM converted 40,000 shares of
         Class B Convertible Preferred into 1,882,345 shares of
         Common Stock.

Item 2.  Identity and Background.

         As of May 28, 1998, Kingdon Capital Management
         Corporation became Kingdon Capital Management, LLC
         ("KCM").

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCM is deemed to beneficially own 1,882,345 shares of Common Stock. All 1,882,345 shares of Common Stock are held by entities and managed accounts over which KCM has investment discretion. The 1,882,345 shares of Common Stock were purchased at an aggregate cost of $4,000,000. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCM has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCM is deemed to be the beneficial owner of 1,882,345 shares of Common Stock. Based on information received from GLPC, as of January 19, 1999, there were 6,588,450 shares of Common Stock outstanding. KCM is therefore deemed to beneficially own 28.5% of the outstanding shares of Common Stock. KCM has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by KCM since the last filing on this Schedule 13D.

    Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Date

February 26, 1999

Kingdon Capital Management, LLC


By: /s/ Peter J. Cobos
    __________________________
    Peter J. Cobos,
    Chief Financial Officer

                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                   Class B Preferred
Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
______             _______________     ______________________

1/6/99             1,882,345*          $2.125




-------
* 40,000 Shares of Class B Preferred were converted into
1,882,345 shares of Common Stock at an average price of $2.125 per share.



































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